January 9, 2006


Mail Stop 6010

Brent Sheppard
Olympic Weddings International, Inc.
CSC Services of Nevada, Inc.
502 East John Street
Carson City, Nevada 89706

Re:	Olympic Weddings International, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
	Filed December 28, 2005
	         File No. 333-128614
Dear Mr. Sheppard:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Risk Factors
Since Olympic does not currently plan on registering this offering...
page 7
1. Please explain in detail why you believe that obtaining approval on the OTC/BB would facilitate resale under applicable state securities laws and regulations.
2. Please clarify whether you will be conducting any portion of the offering in the United States.
3.
If your "friends, family members and business acquaintances" will purchase shares from you in this offering and resell them in the U.S., it appears that those people may be underwriters as defined by section 2(a)(11) of the Securities Act.  Therefore:
* since sales of the shares by such underwriters are not be eligible for the registration exemption provided by section 4(1) of the Securities Act, it appears that you must file a registration statement covering the sales by those underwriters, identifying them as selling stockholders.
* since your stock is not a covered security as defined by section 18(b)(4) of the Act, it remains unclear how you are complying with state securities laws.
Expenses, page 21
4. From your response to prior comment 2, it remains unclear why you have filed a registration statement under the Securities Act at this time. Please expand your response to analyze the filing requirement and cite with specificity the rules on which you rely.
Financial statements
5. Please revise your filing to include unaudited interim financial statements as of a date within 135 days of the filing of your amendment as required by Item 310(b) of Regulation S-B.
Balance Sheets, page F-3
6. The asset section of the July 31, 2005 balance sheet does not foot properly. Please revise to correct. In addition, please also revise to include labels for "total assets", "total stockholders` equity" and "total liabilities and stockholders` equity".
Notes to Financial Statements
7. Please revise the filing to renumber the notes to the financial statements after Note 2 to begin with "Note 3" for Basis of Presentation - Going Concern and number in succession thereafter.
Note 1. Common Stock, page F-9
8. It appears that the total number of common shares issued on April
22, 2005 should be 2,300,000 rather than the 1,300,000 shown. Please revise to correct.

Undertakings, page 27
9. We note your revisions in response to prior comment 4. Please tell us why you have not provided the undertakings required by Regulation S-B Item 512(g).
Signatures
10. When a registration statement is signed for the issuer by power
of attorney, you must file a certified copy of a resolution of the board of directions authorizing such signature. See Regulation S-B
Item 601(b)(24).
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for
an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact David Burton at (202) 551-3626 or in his absence, Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202)-551-
3617
with any other questions.
      Sincerely,




							Russell Mancuso
							Branch Chief
cc:	W. Scott Lawler, Esq.